Exhibit 1.7

IMPORTANT NOTICE

This letter and the accompanying Handbook provide additional information about the Share Swap initially announced by the Company in a press conference in Taiwan on July 5, 2021. These materials are disseminated to you in compliance with Rule 802 under the US Securities Act and are provided to ADS holders for information purposes only.

The materials contained and incorporated by reference herein do not, individually or taken in the aggregate, constitute an offer of securities for sale or a solicitation of an offer to buy any security in the United States or any other jurisdiction. Neither do they constitute a substitute for any offer materials to be disseminated to ADS holders in relation to the exchange offer to be made in connection with the Share Swap. Offer materials will be disseminated only if the Share Swap is approved by shareholders.

We are not soliciting a proxy from you. These materials do not constitute a solicitation of a proxy in the United States or any other jurisdiction.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Share Swap, passed upon the merits or fairness of the Share Swap or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying Handbook. Any representation to the contrary is a criminal offense.

NOTES ON THE SHARE SWAP

The Share Swap is part of the restructuring of the Company and will consist of multiple stages. If the Share Swap proceeds as proposed, the Company will ask shareholders to make an investment decision on their shares in the Company.

The securities to be offered in the Share Swap will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder, and the Company and any of its affiliates participating in the Share Swap will be exempt from the Rule 13e-3 requirements. The distribution of the Handbook is, and the offers to be made under the Offer Document will be, exempt from the proxy and tender offer rules under the US Exchange Act.

The Share Swap relates to the shares of the Company, a public Taiwanese company, and Woods, a private Taiwanese company partly owned by some of the Company’s existing shareholders and management. The two companies are subject to procedural and disclosure requirements in Taiwan that are different from those of the United States. Any financial statements or other financial information included in this Handbook may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of securities of the two Taiwanese companies to enforce their rights and any claims they may have arising under the US federal securities laws in connection with these transactions, since the companies are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US holders of securities in the companies may not be able to sue the companies or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel the companies and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

Holders of securities of the Company, including ADS holders, should be aware that the Company and its affiliates may purchase or arrange to purchase securities of the Company or Woods otherwise than under the transactions related to the Share Swap, such as in open market or privately negotiated purchases.

FORWARD LOOKING STATEMENTS

The Handbook and the exhibits contained therein contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of the two companies. Forward looking statements are based upon information available as of the date of the Handbook. There exist known and unknown risks, uncertainties and other important factors that may cause the actual results, levels of activity, performance or achievements of the Company, before or after the Share Swap, to be materially different from the information expressed or implied by these forward-looking statements.

IMPORTANT NOTICE

WE ARE NOT ASKING YOU FOR A PROXY. THE ADS DEPOSITARY HAS PREVIOUSLY SENT VOTING MATERIALS FOR ADR HOLDERS TO PROVIDE VOTING INSTRUCTIONS.

August 5, 2021

Re: Notice of Extraordinary Shareholders’ Meeting of 2021

Dear ADS holders:

You are cordially invited to attend an extraordinary shareholders’ meeting of Taiwan Liposome Company, Ltd. (the “Company”) to be held on August 20, 2021 at 9.00 a.m. (Taipei time) (the “Meeting”). The Meeting will be held at 7/F, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan. The accompanying document (the “Handbook”), an English translation of the “Handbook for the First Extraordinary Shareholders’ meeting of 2021”, provides information regarding the matters to be acted on at the Meeting, including at any adjournment or postponement thereof.

At the Meeting, shareholders will be asked to consider and vote upon, among others, a proposal to approve the share swap transaction set forth in the Share Swap Agreement dated July 5, 2021 (as amended on August 4, 2021, the “Share Swap Agreement”) between the Company and Woods Investment Co. Ltd. (“Woods”). A copy of the English translation of the Share Swap Agreement is attached as an exhibit to the accompanying Handbook. Under the terms of the Share Swap Agreement, Woods, a holding company incorporated in Taiwan and partly owned by some of the Company’s existing shareholders and management, will issue series B special shares (the “Interim Shares”) or cash to shareholders of the Company in exchange for the ordinary shares (the “Shares”) of the Company (the “Share Swap”).

The accompanying handbook is being provided to all registered holders of the American depositary shares, each representing two Shares (“ADSs”), for information purposes only. You are not being asked to send a proxy and you are requested not to send one. The Company believes, without any confirmation from the ADS Depositary, that ADS Record Date holders of at least 51% of the outstanding ADSs will instruct the ADS Depositary to vote the underlying Shares in favor of the Share Swap. Under the terms of the ADS Deposit Agreement, the Depositary’s receipt of such instructions from the holders of at least 51% of the ADSs would result in all of the Shares represented by the ADSs outstanding on the ADR Record Date being voted in favor of the Share Swap. There is no guarantee that the ADS Depositary will receive sufficient voting instructions to vote all of the Shares in favor of the Share Swap or at all.

JPMorgan Chase Bank, N.A. (the “ADS Depositary”), as depositary bank, has previously mailed to ADS holders a voting instruction card for them to provide voting instructions should they so desire.

How the Share Swap will affect ADS holders

The Share Swap is the first of a series of transactions that will result in the privatization of the Company and its ownership by a Cayman Island holding company (collectively, the “Restructuring”). If the Share Swap is approved by shareholders in the Meeting, all shareholders, including ADS holders, will have the opportunity (the “Exchange Right”) to exit their investment in the Company for a cash consideration of NT$100 per Share (the “Cash Option”) or, subject to their qualification to become registered shareholders of Taiwanese companies, to maintain their indirect ownership interests in the Company in the manner contemplated in the Restructuring (the “Stock Option”). ADS holders must be qualified to become registered shareholders of Taiwanese companies and cancel their ADSs to become registered shareholders of the Company before they can exercise the Stock Option.

The Share Swap will be the only transaction in the Restructuring that is subject to a shareholder vote. If the Share Swap is approved in the Meeting and the Company receives the requisite regulatory approval for the ancillary actions related to the Share Swap under Taiwanese law, ADS holders will be affected in the following manner:

1)	Shortly after the Meeting:

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The Company will announce the target closing date of the Share Swap, which will be several weeks after the announcement, and the record date related thereto, which will be likely be a date that is around four days prior to the target closing date (the “Share Swap Record Date”);

•

The Company and Woods will circulate a document (the “Offer Document”) to all shareholders setting out the details of the Exchange Rights, including the procedures that a shareholder must follow in order to exercise its options thereof, and the ADS Depositary will distribute copies of the Offer Document to ADS holders;

•

To be eligible for the Stock Option, shareholders of the Company who are Non-Taiwanese Persons (see box below) must complete, before the Share Swap Record Date, the procedures below that are applicable to them (such shareholders, the “Qualified Foreign Holders”):

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Non-Taiwanese Persons holding ADSs must have (i) become registered shareholders of the Company (which will require their receipt of the FINEA Approval (see box below)) by cancelling their ADSs; and (ii) become qualified to be a registered shareholder of Woods under Taiwanese law (which will require their receipt of the IC Approval (see the box below)), with evidence of such regulatory approval having been furnished to the Company; and

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Non-Taiwanese Persons who are registered holders of Shares must have become qualified to be a registered shareholder of Woods under Taiwanese law (which will require their receipt of the IC Approval (see the box below)), with evidence of such regulatory approval having been furnished to the Company.

•	All ADS holders remaining on the books of the ADS Depositary will receive cash as further described below; and

•	Shareholders of the Company other than Non-Taiwanese Persons (“Taiwanese Persons”) (irrespective of whether they want to elect the Stock Option or the Cash Option) do not need to take any action.

IF YOU HAVE NOT RULED OUT THE POSSIBILITY OF CHOOSING THE STOCK OPTION AT THIS STAGE, PLEASE READ BELOW:

One condition precedent to the exercise of the Stock Option is the eligibility of the ADS holder to become a registered shareholder of a Taiwanese company and is capable of making an investment in Taiwan as a foreigner under Taiwanese law.

Please refer to paragraph (2) of the form of American deposit receipt (ADR) evidencing the ADSs regarding the criteria for withdrawal of the underlying Shares to become a registered shareholder of the Company.

If you are an individual holding a passport of nationality other than the Republic of China (“ROC”), a legal entity incorporated in a jurisdiction outside the ROC, or a legal entity incorporated in Taiwan but has more than 1/3 foreign ownership (“Non-Taiwanese Person”) and want to preserve the right to exercise the Stock Option, your withdrawal of the underlying Shares of ADSs and investment in Woods will require regulatory registrations and approvals in Taiwan.

Among others, a Non-Taiwanese Person must have registered as a foreign investor with the Taiwan Stock Exchange (the “FINEA Approval”) before he can become a registered shareholder of a Taiwanese public company like the Company, and must have received foreign investment approval issued by the Investment Commission, the ROC. Ministry of Economic Affairs (the “IC Approval”) before he can exercise an investment decision to become a registered shareholder of a Taiwanese private company like Woods.

If you are unsure whether you want to maintain your ownership interests in the Company at this stage, we strongly recommend that you read the Q&As posted under the section titled “Share Swap” on the Company’s website at https://ir.tlcbio.com/shareholder-resources/share-swap (“Website Q&As”) and start the regulatory approval process immediately.

Please note that investments by a “Mainland China Investor” (as defined in the Measures Governing Investment Permit to the People of Mainland China) are regulated under different sets of Taiwanese regulations. Currently the Company’s business scope does not allow an investment be made in the Company by a Mainland China Investor.

Your receipt of the requisite regulatory approval in Taiwan does not mean that you will be committed to the Stock Option. You will have sufficient time to make an investment decision on your Exchange Right based on the information in the Offer Document. If you wait until you receive the Offer Document to initiate the Taiwan regulatory process, however, you may be unable to complete the process in time prior to the Share Swap Record Date, failing which you will only be eligible for the Cash Option.

ADR holders will need to provide evidence to the Company showing that they have received the FINEA Approval before they can cancel their ADSs and become registered shareholders of the Company and that they have received the IC Approval to become registered shareholders of Woods before the Stock Swap Record Date.

2)

Subject to the requisite regulatory approval for the delisting and termination of the Company’s public company status and the satisfaction of other closing conditions of the Share Swap Agreement, the Share Swap will be completed as follows (the “First Closing”):

•	The following groups will cease to be shareholders of the Company, and their Shares will be cancelled in exchange for an amount in cash equal to NT$100 per share:

•	The ADS Depositary, as a registered holder of the Shares underlying all ADSs that are outstanding as of the Share Swap Record Date; and

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All Non-Taiwanese Persons who are registered holders of Shares as of the Share Swap Date but have failed to furnish to the Company evidence of the regulatory approval showing their qualification to become Woods shareholders.

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All Taiwanese Persons and all Qualified Foreign Holders who are registered holders of Shares as of the Share Swap Date (collectively, the “Rollover Shareholders”) will become registered shareholders of Woods, and their Shares will be exchanged for Interim Shares at a 1:1 ratio;

•	The Company will become a wholly owned subsidiary of Woods;

•	The Shares will be delisted from the Taipei Exchange and the Company will terminate its status as a public company in Taiwan;

•	The ADSs will be delisted from the Nasdaq Global Market (“NASDAQ”);

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The ADS Depositary facility will be terminated on or about the date of the First Closing, and thereafter ADS holders will receive from the ADS Depositary, upon the surrender of their ADSs for cancellation, an amount in cash equal to the U.S. dollar equivalent of NT$200 (representing twice the per Share cash consideration offered by Woods in the Exchange Option, which reflects the ratio of two Shares represented by each ADS), minus the total of (A) processing fees and expenses per ADS in relation to the conversion of NT dollars into U.S. dollars and (B) cancellation fees per ADS pursuant to the terms of the ADS deposit agreement, without interest and net of any applicable withholding taxes and other applicable fees, expenses, taxes and/or governmental charges as provided in the ADS deposit agreement; and

•	The Company’s SEC reporting obligations will be suspended immediately, which obligations are expected to be terminated after 90 days.

3)	After the First Closing:

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Woods will distribute a package to all Rollover Shareholders, which will set out the procedures that Rollover Shareholders must follow in order to convert their Interim Shares into ordinary shares of Woods (the “Conversion Package”);

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Rollover Shareholders electing the Stock Option must complete and return to Woods the conversion form contained in the Conversion Package, together with a signed power of attorney that would give Woods to act on their behalf in subsequent transactions of the Restructuring and other ancillary documents included in the Conversion Package, no later than the deadline stated in the conversion form, which will be 10 days prior to the one-month anniversary of the Interim Shares (the “Conversion Record Date”);

•	Rollover Shareholders electing the Cash Option do not need to take any actions; and

•

Woods will have the discretion to accelerate the conversion of some of the Interim Shares held by Rollover Shareholders who have duly exercised their Stock Option in accordance with the requirements set out in the Conversion Package (the “Participating Holders”) into ordinary shares of Woods at a 1:1 ratio.

4)	One month after the Closing (the “Second Closing”):

•	The Interim Shares will mature;

•	All Interim Shares held by the remaining Participating Holders will be converted into ordinary shares of Woods at a 1:1 ratio; and

•	All other Rollover Shareholders will cease to be registered shareholders of Woods, and their Interim Shares will be cancelled in exchange for an amount in cash equal to NT$100 per share.

5)	Subject to the receipt of further regulatory approval in Taiwan, which is expected to be several months after the Second Closing, the following will take place (the “Third Closing”):

•	Woods will become a wholly owned subsidiary of a new Cayman entity (“Holdco”) and the Company will become the indirect wholly owned subsidiary of Holdco;

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All Participating Holders (other than certain management parties and major shareholders of the Company) will become registered shareholders of a second new Cayman entity (the “SPV”), and their ordinary shares in Woods will be exchanged for ordinary shares in the SPV at a 1:1 ratio;

•	The SPV will become a majority shareholder of Holdco; and

•

All ordinary shareholders of the SPV will maintain their ownership in the Company under this structure and be subject to the terms and conditions thereunder, details of which will be set out in the Offer Document.

The accompanying Handbook, together with the Website Q&As, provides detailed information about the Share Swap and the Meeting, as well as the principles behind the Restructuring. We encourage you to read the entire document and all of the exhibits and other documents referred to or incorporated by reference therein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission (“SEC”), which are available for free at the SEC’s website: www.sec.gov.

ADS holders should note that the successful completion of the Share Swap and the share exchange between Woods and Cayman Holdco will be contingent on other conditions precedent that are beyond the control of the Company and Woods, including the receipt of approval from different regulatory agencies in Taiwan. Therefore the Company cannot assure you that they can be successfully completed, even if the Share Swap is approved by the shareholders in the Meeting.

How ADS holders may vote

The Share Swap will be implemented only if such action and the ancillary actions related thereto are approved by an affirmative vote of shareholders present and voting in person or by proxy as a single class at the meeting representing two-thirds or more of the voting power of the Shares issued and outstanding at the Meeting of the Company.

Each shareholder has one (1) vote for each Share held as of the close of business day in Taiwan on July 21, 2021, the record date of the Meeting (the “Share Record Date”). The ADS Depositary is the record holder of the Shares represented by ADSs as of the Share Record Date. The ADS deposit agreement sets out the terms upon which registered holders of ADSs may instruct the ADS Depositary to vote the shares represented by their ADSs.

The ADS Depositary will accept voting instructions from record holders of ADSs as of the close of business on July 20, 2021, New York time, the ADS record date of the Meeting (the “ADS Record Date”). If the ADSs owned by you as of the ADS Record Date are held by a broker, bank or other holder of record, unless you provide your broker, bank or other holder of record with your instructions on how to vote your ADSs, your instructions will not be considered.

You may provide the ADS Depositary with voting instructions using the voting instruction card previously mailed to you by or on behalf of the ADS Depositary. Properly completed voting instruction Cards MUST be forwarded in sufficient time to actually be received by the ADS Depositary at the address set forth on such card on or before 12:00 p.m. (NY time) on August 13, 2021.

You are advised that, in accordance with the provisions of the ADS deposit agreement, your voting instructions may not be considered. Under the ADS deposit agreement, if the ADS Depositary receives instructions from ADS Record Date holders holding at least 51% of the aggregate number of ADSs outstanding, instructing the ADS Depositary to vote the Shares in respect of any matter to be voted upon at such meeting in the same manner, then the ADS Depositary will in respect of such matter appoint the Company’s chairman or a person designated by the Company’s chairman as the voting representative to represent the ADS Depositary and the holders of ADSs and vote all the Shares represented by all of the ADSs outstanding under the ADS deposit agreement in accordance with such identical instructions, insofar as practical and permitted under applicable law and our constituent documents. If the ADS Depositary does not receive the requisite number of identical voting instructions, none of the Shares represented by outstanding ADSs will be voted at the Meeting.

IF YOU ARE PLANNING TO GIVE VOTING INSTRUCTIONS, PLEASE NOTE THE FOLLOWING:

The Company does not intend to solicit any proxies or consents from any ADR holders in connection with the Meeting. ADR Holders may provide the ADS Depositary with voting instructions using the voting instruction card previously mailed to them. The Company believes, without any confirmation from the ADS Depositary, that ADS Record Date holders of at least 51% of the outstanding ADSs will instruct the ADS Depositary to vote the underlying Shares in favor of the Share Swap. There is, however, no guarantee that the ADS Depositary will receive sufficient voting instructions to vote all of the Shares in favor of the Share Swap or at all.

Statutory Dissenting Rights under Taiwanese Laws

Under Article 12 of the M&A Act, only registered shareholders of the Company as of the Share Record Date have dissenter rights in the Share Swap, and the availability of such rights are subject to the exercising holder’s compliance with all the procedures and requirements under that Article. Among others, a dissenting shareholder must exercise its dissenter rights with respect to all, but not a portion, of its shares in the Company. As a result, the ADS Depositary, being the registered holder under ROC law of the Shares represented by the ADSs as of the Share Record Date, cannot exercise dissenter rights at the request of specific ADS holders since that would involve an exercise with respect to only a portion of the ADS Depositary’s share position, and the ADS Depositary is not permitted under the terms of the ADS deposit agreement to exercise dissenter rights with respect to all of the Shares. Therefore ADS holders do not have dissenting rights in the Share Swap.

THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO.

If you have any questions or need assistance voting your Shares or providing the ADS depositary with voting instructions, please contact Dawn Chi at our Corporate Communications via email or telephone according to the details below:

Dawn Chi

Corporate Communications

Phone: +886 2 2655 7377

Fax: +886 2 2655 7079

E-mail: ir@tlcbio.com

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

/s/ May Kang	/s/ Keelung Hong
May Kang On behalf of the Special Committee	Keelung Hong Chairman of the Board